[Jones Day Letterhead]

JP004105 992193-600001	July 15, 2016

BY EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel

Re:	CSW Industrials, Inc.
Definitive Proxy Statement on Schedule 14A
Filed on July 6, 2016
File No. 001-37454

Ladies and Gentlemen:

On behalf of our client, CSW Industrials, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 14, 2016. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed by the Company’s response.

General

1. We note the response to our prior oral comment regarding the need to have filed a preliminary copy of the proxy statement under Rule 14a-6(a) of Regulation 14A. As set forth in Question I.G.2 of our Manual of Publicly Available Telephone Interpretations, Third Supplement dated July 2001, we believe that the company reasonably should have known of the solicitation in opposition by Newtyn Partners, LP et al. at the time that it filed its proxy statement in definitive form. Given that the company appears to have already mailed the proxy statement, please immediately disseminate to security holders the disclosure specified in Items 4(b) and 5(b) of Schedule 14A, as well as disclosure describing any change to the voting standard resulting from the existence of the solicitation in opposition.

July 15, 2016

Response:

The Company respectfully submits that no solicitation in opposition existed at or before the date on which the Company filed its definitive proxy statement. However, in response to the Staff’s comment, the Company confirms that it will promptly file supplemental proxy materials with the Commission that will include the disclosure specified in Items 4(b) and 5(b) of Schedule 14A.

2. Please file as solicitation materials the slides referenced in your Form 8-K filed on July 11, 2016, or provide an analysis as to why you believe that this is not required.

Response:

The Company has filed as solicitation materials the slides referenced in the Form 8-K, as requested by the Staff.

*     *     *     *     *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, confirming our earlier discussion with the Staff, the Company mailed a WHITE proxy card with its definitive proxy statement on July 6, 2016. As you are aware, Newtyn Partners, LP. issued a press release on July 13, 2016 indicating it intended to mail a white card.

Should you have any further questions, please contact me at 214.969.3766 (jeobannon@jonesday.com) or in my absence, Scott Cohen at 214.969.5060 (scohen@jonesday.com).

Very truly yours,

/s/ James E. O’Bannon

James E. O’Bannon

Enclosures

cc:	Luke Alverson, CSW Industrials, Inc.
Scott Cohen, Jones Day
Justin Reinus, Jones Day